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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
June 5, 2019

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 15
TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the June 4, 2019 deadline for conversion of its currently outstanding 8,000,000 Non-cumulative Rate Reset Class 1 Shares Series 15 (the “Series 15 Preferred Shares”) (TSX: MFC.PR.L) into Non-cumulative Floating Rate Class 1 Shares Series 16 of Manulife (the “Series 16 Preferred Shares"), the holders of Series 15 Preferred Shares are not entitled to convert their Series 15 Preferred Shares into Series 16 Preferred Shares. There were 148,979 Series 15 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 16 Preferred Shares.
As announced by Manulife on May 21, 2019, after June 19, 2019, holders of Series 15 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on June 20, 2019, and ending on June 19, 2024, will be 3.78600% per annum or $0.236625 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at May 21, 2019, plus 2.16%, as determined in accordance with the terms of the Series 15 Preferred Shares.
Subject to certain conditions described in the prospectus supplement dated February 18, 2014 relating to the issuance of the Series 15 Preferred Shares, Manulife may redeem the Series 15 Preferred Shares, in whole or in part, on June 19, 2024 and on June 19 every five years thereafter.
The Series 15 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2018, we had more than 34,000 employees, over 82,000 agents, and thousands of distribution partners, serving almost 28 million customers. As of March 31, 2019, we had over $1.1 trillion (US$849 billion) in assets under management and administration, and in the previous 12 months we made $29.4 billion in payments to our customers. Our principal operations in Asia, Canada and the United States are where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Brooke Tucker-Reid Manulife 647-528-9601 Brooke_Tucker-Reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com